March 22, 2019

Hong Wang
Chief Executive Officer
United World Holding Group Ltd.
c/o United Culture Exchange (Beijing) Co., Ltd.
48 Guang'an Men South Street
Building No. 1, Suite 4008
Xichen District, Beijing, PRC 100054

       Re: United World Holding Group Ltd.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed March 15, 2019
           File No. 333-229310

Dear Mr. Wang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2019 letter.

Amendment No. 1 to Form F-1 Registration Statement

General

1. We have reviewed your response to our prior comment 1. Disclosure in various places in your filing state your ordinary share issuances pursuant to Regulation S were private placements. You also disclose there is no current public market for your ordinary shares.
       Accordingly, it appears your filing represents your initial public offering and Item 8.A.4 of Form 20-F and Instruction 2 to Item 8.A.4 in regard to the age of financial statements apply to your filing. Please advise and revise your filing as appropriate.
 Hong Wang
United World Holding Group Ltd.
March 22, 2019
Page 2

       You may contact Beverly Singleton at 202-551-3328 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameHong Wang
                                                          Division of
Corporation Finance
Comapany NameUnited World Holding Group Ltd.
                                                          Office of
Transportation and Leisure
March 22, 2019 Page 2
cc:       Jason Ye
FirstName LastName